UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB NUMBER: 3235-0058
Washington, D.C. 20549	Expires: January 31,2002
Estimated average burden
FORM 12b-25	hours per response: 2.50

SEC FILE NUMBER 0-22972

NOTIFICATION OF LATE FILING
CUSIP NUMBER 150925 10 5

Commission File Number 0-02517

(Check One) : [ X ] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: December 31, 2003
[  ] Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Toreador Resources Corporation

Full Name of Registrant

Toreador Royalty Corporation

Former Name if Applicable

4809 Cole Avenue, Suite 108

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75205

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

See Exhibit A.

(Attach Extra Sheets if Needed)

SEC 1344 (2-99)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas W. Weir	(214)	559-3933
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|X| Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Exhibit B.

           Toreador Resources Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004	By: /s/ Douglas W. Weir Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

EXHIBIT A
To
Form 12b-25

Part III

        The Company’s report on Form 10-K could not be filed within the prescribed time period because of the inability to obtain the financial information relating to our French subsidiary which must be included in the audited financial information. This information could not be obtained within the specified time period without unreasonable effort or expense.

EXHIBIT B
To
Form 12b-25

Part IV, Item (3)

        The net income from continuing operations for the year ended December 31, 2003 is approximately $1,200,000 before the payment of dividends on the Company’s preferred stock and net income from discontinued operations, or net income of $1,882,000 applicable to the Company’s common stockholders. The net loss from continuing operations for the year ended December 31, 2002 was $5,666,000 before the payment of dividends on the Company’s preferred stock and net loss from discontinued operations. The change is primarily due to higher oil and natural gas prices, lower losses on hedges in 2003, gains on the sale of properties and other assets in 2003 as opposed to losses in 2002 and the write-down of one of the Company’s investments in unconsolidated subsidiaries in 2002.

        The Company realized an average price per barrel of oil of $26.30 and $4.83 per million cubic feet of natural gas in 2003. The realized average price per barrel of oil was $22.08 and $3.10 was the average price per million cubic feet of natural gas in 2002. The Company incurred a loss of $2,321,000 on commodity derivatives in 2003 vs. a loss of $4,044,000 in 2002 including both realized and unrealized amounts. The gain on the sale of properties and other assets was $80,000 in 2003. The loss on the sale of properties and other assets totaled $2,129,000 in 2002; this loss was due to the sale of under-performing assets that resulted in lower proceeds. The Company recorded a loss of approximately $1,200,000 on its investment in Trinidad Exploration and Development, Ltd. during 2002.